

# European Bank
## for Reconstruction and Development

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

19 January 2018

Ladies and Gentlemen,

**RE:    European Bank for Reconstruction and Development
         Report Pursuant to Rule 3 of Regulation EBRD**

Enclosed herewith are two copies of a report of the European Bank for Reconstruction and Development dated 19 January 2018, filed pursuant to Rule 3 of Regulation EBRD with respect to the issue by the Bank of the securities mentioned in such report.

Yours sincerely,

**EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT**

By:    ...............................................
       Duly Authorised Officer